PLEASE NOTE
New registered address from 1 May 2007 – 76 Jeppe Street , Newtown, 2001 , South Africa – Postal address remains unchanged
Directors: RP Edey (British) (Chairman) \ Dr TJ Motlatsi (Deputy Chairman) \ RM Godsell (Chief Executive Officer) \ FB Arisman (American)
RE Bannerman (Ghanaian) \ Mrs E Le R Bradley \ CB Brayshaw \ R Carvalho Silva (Brazilian) \ R Médori (French) \ JH Mensah (Ghanaian) \
WA Nairn \ NF Nicolau \ Prof Wiseman L Nkuhlu \ SM Pityana \ SR Thompson (British) \ AJ Trahar \ S Venkatakrishnan (British)
Alternate Directors: AH Calver (British) \ PG Whitcutt
Managing Secretary: Yedwa Simelane
AngloGold Ashanti Limited \ Reg. No.1944/017354/06
11 Diagonal Street \ Johannesburg \ 2001 \ PO Box 62117 \ Marshalltown \ 2107 \ South Africa
Ms Jill Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington DC 20549-0405
United States of America
April 19, 2007
Re: AngloGold Ashanti Limited
Form 20-F for the year ended December 31, 2005
Filed March 20, 2006
File No. 1 -14846
Dear Ms Davis:
Introduction :
AngloGold Ashanti is pleased to respond to the comments raised in your letter dated February 28,
2007. For convenience, we have reproduced your comments in bold followed by our response.
Form 20-F for the Fiscal Year Ended December 31, 2005
Regulation S-X Rule 3-09 Financial Statements, page F-85
1.
Please provide the accounting policy disclosure requested in prior comment number four from our letter dated December 28, 2006. Please contact us if you wish to discuss this matter further.

Further to our discussion with the Staff on March 6, 2007 we have agreed to clarify our accounting policy disclosure, in future filings, by inserting the word “all” to inform the reader that it includes deferred tax differences on decommissioning and finance leases also, as set out below:
“Deferred income tax is provided in full, using the liability method, on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.”
2.
In your response to comment five from our comment letter dated December 28, 2006, you explain that once proved and probable reserves have been established, that property is no longer considered to be in the exploration stage; therefore incremental costs are treated as development activities and capitalized under both IFRS and US GAAP. In your proposed disclosure revisions, you explain that exploration costs on greenfie lds and brownfields sites are expensed until generally the establishment or increase of proved and probable reserves. After this point, expenditures are capitalised as mine development costs. As noted in our previous comment five, exploration costs for US
GAAP purposes are expensed as incurred regardless of the stage of a projects development or the existence of reserves. Therefore, it is not clear from your proposed disclosure revisions if your accounting policy for exploration costs is consistent with US
GAAP. As such, please revise your disclosures to clearly state whether for US GAAP purposes, all exploration costs are expensed as incurred. If not, please revise your financial statements and related disclosures accordingly.
Please also tell us the extent to which AngloGold Ashanti Limited’s accounting policy for exploration costs is the same as discussed within these financial statements. Please contact us if you wish to discuss this matter further.
We refer to our previous response and various telephone conversations with the Staff on the accounting treatment under US GAAP, for drilling expenditure.
As mentioned in our prior conversations we can confirm that all drilling expenditure incurred on sites where we do not have an existing mine, (examples include our concessions in the Democratic Republic of Congo, Colombia and Tropicana in Australia) are exploration expenditures and are therefore expensed as incurred. In sites where we have an existing mine, expenditure incurred outside the boundary of a known mineral deposit is also expensed.
Having addressed the accounting treatment of the above categories of drilling expenditure, the remaining category relates to the definition and delineation of the residual mineral deposit at an existing mine (with existing reserves) to become additional reserves (either proved or probable).
In a mine that is in production stage, AngloGold Ashanti has cumulative geologic knowledge gained through mining the deposit over many years in addition to the geologic and drilling data that is available.
Further, since an operating mine has mining and processing infrastructure, known metallurgy, operating permits and environmental programs already in place, there is a significant likelihood of being able to recoup the incremen tal costs of extraction and production. Therefore in AngloGold Ashanti’s experience, the likelihood of converting the residual mineral deposit into a reserve at a mine that is in production stage, is significantly greater than that for a site that is in e xploration stage.

AngloGold Ashanti capitalizes such expenditure and we provide below the basis for our accounting.
Management reached its conclusion by considering FASB Concept Statement Number 6 Elements of
Financial Statements (“CON 6”).
Paragraph 25 of CON 6 defines an asset as follows:
Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.
An asset has therefore three essential characteristics:
a. There is a probable future benefit;
b. The entity can obtain the benefit and control access to it; and
c. The transaction or event giving rise to it has already occurred.
We have considered each of the above three characteristics and how they apply in the case of an asset recognized from drilling activities incurred in the conversion of the residual mineral deposit into a proved and probable reserve.
a. Probable future benefit
An asset should have the capacity to serve the entity by being used to produce something of future value to the entity. In the case of drilling expenditure that relates to the conversion of the residual mineral deposit into a reserve (either proved or probable), where the long-term mineral deposit contains proved and probable reserves, these expenditures represent the future benefit that will be derived through the ongoing development and subsequent extraction of gold-bearing ore from that deposit.
CON 6, Footnote 18 – Probable is used with its usual general meaning, rather than in a specific accounting or technical sense (such as that in FASB Statement No. 5, Accounting for Contingencies, par. 3), and refers to that which can reasonably be expected or believed on the basis of available evidence or logic but is neither certain nor proved. Its inclusion in the definition is intended to acknowledge that business and other economic activities occur in an environment characterized by uncertainty in which few outcomes are certain (pars. 44-48).
The consideration of ‘probable’ thus becomes a practical matter and it is necessary to consider all the facts and circumstances that may reduce but not eliminate uncertainty and increase the likelihood that probable future benefit will occur. Mining by its very nature contains uncertainty. This can be categorized as:
•    Geo-scientific risk (primarily relates to the knowledge of the mineral deposit). This includes the form, quality and quantity of the mineral deposit; and
•    Risks associated with the conversion to a reserve include environmental, social, metallurgical, mining, economic, financial, marketing, legal and governmental (modifying factors).
The process of creating a proved and probable reserve is a two step process.

•    Firstly, the geo-scientific risk is managed to the point where the location, quantity, grade, geologic characteristics and continuity are at an appropriate level and there are reasonable prospects for eventual economic extraction.
•    Secondly, the modifying factors are applied to the information obtained to determine that part that can be economically and legally extracted.
This process is represented in the diagram below.
Mineral
Deposit
Ore
Reserves
(Reported as mineable
production estimates)
Inferred
Indicated
Measured
Probable
Proved
Increasing
level of
geoscientific
knowledge
& confidence
Consideration of mining, metallurgical, economic, marketing,
Legal, environmental, social & governmental factors
(the modifying factors)
Step 1
Step 2
The process reflected above represents a progression from an intangible geologic concept where no physical evidence exists, to tangible physical evidence of a mineral deposit, to the delineation of a mineral deposit at an inferred level, to an indicated and ultimately a measured level of confidence.
Progression between each level requires further data gathering, through soil sampling, geo-physics, mapping and drilling. This is followed by the interpretation of the available data, combined with the cumulative knowledge of that mineral deposit and the experiences of the designated competent persons. The Company requires a successful economic assessment of the extraction potential at each level, before moving forward; failing which such expenditure is expensed.
Once the level of geo-scientific confidence has reached the indicated level, this confidence level is equivalent to that of a probable reserve. At this point, no further increase in geologic confidence is required to create a reserve. It is recognized that the drill hole spacing of an inferred or lesser mineral deposit, is wider than that of a proved or probable reserve. Thus, the only missing requirement to meet a definition of proved and probable is tighter drill spacing. However, the information available from the wider-spaced drill holes, combined with the geologists’ knowledge gained from having mined that same mineral deposit over many years, allows management to conclude that the residual mineral deposit will result in future mined ore.
In establishing a reserve, the modifying factors are then applied. In the case of an existing mine which already has a proved and probable reserve, the modifying factors have already been evaluated while determining that reserve annually and incremental changes are re-evaluated .

In summary, management therefore applies the following criteria before drilling expenditure in a mineral deposit at an existing mine is capitalized:
•    Well known geology: The geology of the mineral deposit is well known either because of its depositional nature (e.g. South Africa) or because the mine has an established history of activity
(e.g. South Africa, Ghana, Tanzania etc).
•    Geologic model: The results of the drilling supports the continuation of the mineral deposit and there is a geologic model completed that consists of:
o
A geologic wireframe defining the rock type and mineralization zone based on the drilling information;
o
Estimated density based on actual measurements, wherever possible these are localized estimates; and
o A block model of estimated grade.
•    Positive commercial outcome: There is a financial study undertaken to demonstrate positive commercial outcome.
•    Compatible with existing processing facilities: The resultant ore can be processed using existing processing facilities.
•    Cash flow: The resultant ounces are included in management’s approved life of mine plans for that mine and have identifiable production profiles and cash flows.
•    Legal: On an existing mine, there is no doubt as to legality, with the mineral deposit to be mined being contained within existing titles and permits.
All of our current mines are in production stage (as defined in Industry Guide 7) and have a combination of proved (measured) and probable (indicated) reserves, and material at varying degrees of geo-
scientific confidence. In an existing mine, the drill-hole spacing may not be sufficiently close to be proved (measured) or probable (indicated) reserve as contemplated in Industry Guide 7. However, management has extensive knowledge, experience and history on the individual mineral deposits, much of which have been extensively mined for many years and therefore when drilling on an existing mineral deposit management is confident that the outcome of the drilling will be an addition to proved and probable reserve.
Management therefore believe that they have sufficient information to conclude that the residual mineral deposit in question will be economically mined and is therefore included in the life of mine plans.
b. Control by the entity
The mineral deposits are the subject of mineral titles, leases or rights. The right to exploit the mineral deposit is a legally enforceable existing right of AngloGold Ashanti Limited.
c. Occurrence of a past transaction or event
The expenditures that are capitalized in each reporting period relate to transactions that have occurred during that period and do not include any future estimate of costs.

Conclusion:
Uncertainty in mining comprises geologic risk and risk around modifying factors.
In considering the modifying factors, management is confident that their current experience of the factors will continue i.e. the legal, social, governmental and environmental structures are in pla ce, further, the metallurgical and mining factors are taken into account and these, in most cases, do not change from one part of the mineral deposit to another. In addition, there is sufficient pre-existing knowledge of the cost structures associated with mining the existing reserves to allow management to reliably estimate the costs associated with the future extraction of that part of the mineral deposit not already included in reserve.
The impact of the modifying factors can be applied and taken into account in management’s model for the residual mineral deposit that is not proved and probable, so as to render a result that is similar to the proved and probable component of the mineral deposit.
In respect of the geologic uncertainty, it is recognized that the drill hole spacing of an inferred or lesser mineral deposit, is wider than that of a proved or probable reserve. Thus, the only missing requirement to meet a definition of proved and probable is tighter drill spacing. However, the information available from the wider-spaced drill holes, combined with the geologists’ knowledge gained from having mined that same mineral deposit over the years, allows management to conclude that the residual mineral deposit will result in future mined ore. These drilling activities represent the costs of fully developing the future economic benefits of a mineral deposit that has been discovered. The existence of the future benefit of these expenditures is discernable from reserves already proved at the time that these drilling activities are incurred.
This leads to a conclusion that there is sufficient information for management to reliably conclude that there will be a probable future economic benefit. The right to exploit the mineral deposit is a legally enforceable existing right of AngloGold Ashanti Limited. These expenditures that are capitalized in each reporting period relate to transactions that have occurred during that period.
AngloGold Ashanti has therefore concluded that the capitalized drilling expend iture meets the definition of an asset under CON 6 and therefore respectfully submit that no revisions to the financial statements are required.

General:
As customary, we have discussed the contents of our response with our auditors, Ernst & Young.
If you have any question please feel free to contact me at +27 11 637 6717 or Mr. Adrian Macartney or
Mr. Alan Millings of Ernst & Young at +27 11 772 3052 and +44 207 951 0469 respectively.
Sincerely yours
Srinivasan Venkatakrishnan
Executive Director - Finance
cc Mr. K Davies – AngloGold Ashanti Limited
Mr. J Staples – AngloGold Ashanti Limited
Mr. V Chamberlain – AngloGold Ashanti Limited
Mr. A Macartney – Ernst & Young
Mr. A Millings – Ernst & Young
Mr. R Price – Shearman & Sterling